# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: CLARITEV CORPORATION, CIK 0001793229
CUSIP: 62548M209
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 7900 TYSONS ONE PLACE, SUITE 400, MCLEAN, Virginia (VA), 22102
Date of event which requires filing of this statement: 11/12/2025
Filed by CIK 0001801252
Persons authorized to receive notices and communications: Arrie R. Park, Hellman & Friedman LLC, 415 Mission Street, Suite 5700, San Francisco, California (CA), 94105, (415) 788-5111

## Reporting persons
- Hellman & Friedman Capital Partners VIII, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 2,702,489; shared voting power 0; sole dispositive power 2,702,489; shared dispositive power 0; aggregate amount beneficially owned 2,702,489 (16.4% of the class)
  Comment: The reported percentage is calculated based on 16,525,644 shares of Class A common stock, par value $0.0001 per share (the "Common Stock"), outstanding as of November 3, 2025, as reported in the Issuer's Form 10-Q filed with the Securities and Exchange Commission ("SEC") on November 7, 2025.
- Hellman & Friedman Capital Partners VIII (Parallel), L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 908,778; shared voting power 0; sole dispositive power 908,778; shared dispositive power 0; aggregate amount beneficially owned 908,778 (5.5% of the class)
  Comment: The reported percentage is calculated based on 16,525,644 shares of Common Stock outstanding as of November 3, 2025, as reported in the Issuer's Form 10-Q filed with the SEC on November 7, 2025.
- HFCP VIII (Parallel - A), L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 214,541; shared voting power 0; sole dispositive power 214,541; shared dispositive power 0; aggregate amount beneficially owned 214,541 (1.3% of the class)
  Comment: The reported percentage is calculated based on 16,525,644 shares of Common Stock outstanding as of November 3, 2025, as reported in the Issuer's Form 10-Q filed with the SEC on November 7, 2025.
- H&F Executives VIII, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 53,118; shared voting power 0; sole dispositive power 53,118; shared dispositive power 0; aggregate amount beneficially owned 53,118 (0.3% of the class)
  Comment: The reported percentage is calculated based on 16,525,644 shares of Common Stock outstanding as of November 3, 2025, as reported in the Issuer's Form 10-Q filed with the SEC on November 7, 2025.
- H&F Associates VIII, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 8,932; shared voting power 0; sole dispositive power 8,932; shared dispositive power 0; aggregate amount beneficially owned 8,932 (0.1% of the class)
  Comment: The reported percentage is calculated based on 16,525,644 shares of Common Stock outstanding as of November 3, 2025, as reported in the Issuer's Form 10-Q filed with the SEC on November 7, 2025.
- H&F Polaris Partners, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 677,590; shared voting power 0; sole dispositive power 677,590; shared dispositive power 0; aggregate amount beneficially owned 677,590 (4.1% of the class)
  Comment: The reported percentage is calculated based on 16,525,644 shares of Common Stock outstanding as of November 3, 2025, as reported in the Issuer's Form 10-Q filed with the SEC on November 7, 2025.
- H&F Polaris Partners GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 677,590; shared voting power 0; sole dispositive power 677,590; shared dispositive power 0; aggregate amount beneficially owned 677,590 (4.1% of the class)
  Comment: The reported percentage is calculated based on 16,525,644 shares of Common Stock outstanding as of November 3, 2025, as reported in the Issuer's Form 10-Q filed with the SEC on November 7, 2025.
- Music Investments, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 42,801; shared voting power 0; sole dispositive power 42,801; shared dispositive power 0; aggregate amount beneficially owned 42,801 (0.3% of the class)
  Comment: The reported percentage is calculated based on 16,525,644 shares of Common Stock outstanding as of November 3, 2025, as reported in the Issuer's Form 10-Q filed with the SEC on November 7, 2025.
- Music Investments GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 42,801; shared voting power 0; sole dispositive power 42,801; shared dispositive power 0; aggregate amount beneficially owned 42,801 (0.3% of the class)
  Comment: The reported percentage is calculated based on 16,525,644 shares of Common Stock outstanding as of November 3, 2025, as reported in the Issuer's Form 10-Q filed with the SEC on November 7, 2025.
- Hellman & Friedman Investors VIII, L.P. (CIK 0001801252): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 3,887,858; shared voting power 0; sole dispositive power 3,887,858; shared dispositive power 0; aggregate amount beneficially owned 3,887,858 (23.5% of the class)
  Comment: The reported percentage is calculated based on 16,525,644 shares of Common Stock outstanding as of November 3, 2025, as reported in the Issuer's Form 10-Q filed with the SEC on November 7, 2025.
- H&F Corporate Investors VIII, Ltd.: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 3,887,858; shared voting power 0; sole dispositive power 3,887,858; shared dispositive power 0; aggregate amount beneficially owned 3,887,858 (23.5% of the class)
  Comment: The reported percentage is calculated based on 16,525,644 shares of Common Stock outstanding as of November 3, 2025, as reported in the Issuer's Form 10-Q filed with the SEC on November 7, 2025.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Name of issuer: CLARITEV CORPORATION
Address of issuer's principal executive offices: 7900 TYSONS ONE PLACE, SUITE 400, MCLEAN, Virginia (VA), 22102
Comment: This Amendment No. 3 ("Amendment No. 3") amends and supplements the Schedule 13D filed by the undersigned with the Securities and Exchange Commission (the "SEC") on October 13, 2020 (the "Original Schedule 13D"), as amended by Amendment No. 1 filed with the SEC on November 16, 2020 ("Amendment No. 1") and Amendment No. 2 filed with the SEC on May 13, 2022 ("Amendment No. 2" and together with Amendment No. 1 and the Original Schedule 13D, the "Schedule 13D"). Except as set forth herein, the Schedule 13D is unmodified and remains in full force and effect. Capitalized terms used herein but not defined herein have the respective meanings ascribed to them in the Schedule 13D. This Amendment No. 3 is being filed on behalf of the Reporting Persons identified on the cover pages of this Amendment No. 3.

## Item 2. Identity and Background
Name of person filing:
Item 2(a)-(f) of the Schedule 13D is hereby amended and restated as follows, and with respect to (b)-(f), as set forth below:

This Schedule 13D is filed jointly on behalf of H&F Corporate Investors VIII, Ltd. ("H&F VIII"), Hellman & Friedman Investors VIII, L.P. ("H&F Investors VIII"), Hellman & Friedman Capital Partners VIII, L.P. ("HFCP VIII"), Hellman & Friedman Capital Partners VIII (Parallel), L.P. ("HFCP VIII Parallel"), HFCP VIII (Parallel-A), L.P. ("HFCP VIII Parallel-A"), H&F Executives VIII, L.P. ("H&F VIII Executives"), H&F Associates VIII, L.P. ("H&F VIII Associates", and together with HFCP VIII, HFCP VIII Parallel, HFCP VIII Parallel-A and H&F VIII Executives, the "H&F Partnerships"), H&F Polaris Partners, L.P. ("Polaris Partners", and together with the H&F Partnerships, the "H&F Investors"), Music Investments, L.P. ("Music LP", and together with the H&F Investors, the "H&F Holders"), H&F Polaris Partners GP, LLC ("Polaris Partners GP") and Music Investments GP, LLC ("Music GP", and together with H&F VIII, H&F Investors VIII, and the H&F Holders, the "Reporting Persons"). The Reporting Persons have entered into an agreement of joint filing, a copy of which is attached hereto as Exhibit A.
Residence or business address: The principal office of each of the Reporting Persons is located at 415 Mission Street, Suite 5700, San Francisco, CA 94105.
Present principal occupation or employment:
H&F VIII is a Cayman Islands limited company whose principal business is serving as the general partner of H&F Investors VIII as well as other partnerships. H&F Investors VIII is a Cayman Islands limited partnership whose principal business is serving as the general partner of each of the H&F Partnerships as well as other partnerships. Each of HFCP VIII, HFCP VIII Parallel, H&F VIII Executives and H&F VIII Associates is a Cayman Islands limited partnership whose principal business is investing in securities. Each of HFCP VIII Parallel-A, Polaris Partners and Music LP is a Delaware limited partnership whose principal business is investing in securities. Each of HFCP VIII Parallel-A and HFCP VIII serves as the managing member of Music GP and Polaris Partners GP, respectively. Each of Polaris Partners GP and Music GP is a Delaware limited liability company whose principal business is serving as the general partner of Polaris Partners or Music LP, respectively.

A three member board of directors of H&F VIII has investment discretion over the shares held by the Reporting Persons. Each of the members of the board of directors disclaims beneficial ownership of such shares.
Criminal convictions in the last five years: To the best knowledge of the Reporting Persons, none of the entities or persons identified in the previous paragraphs of this Item 2 has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: To the best knowledge of the Reporting Persons, none of the entities or persons identified in the previous paragraphs of this Item 2 has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The information set forth on line 6 of each cover page hereto is incorporated by reference into this Item 2(f).

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and restated as follows:

The Reporting Persons acquired the securities reported herein for investment purposes and intend to continue to review their investments in Claritev Corporation (the "Issuer") on an ongoing basis. Except as set forth herein, no Reporting Person currently has any specific plan or proposal to acquire or dispose of the Common Stock of the Issuer or any securities exercisable for or convertible into the Common Stock of the Issuer, but the Reporting Persons, consistent with their investment purpose and with the Amended Investor Rights Agreement (as defined in Item 6 hereof), may, at any time and from time to time, directly or indirectly acquire additional shares of Common Stock or other securities of the Issuer, or dispose of any or all of its shares of Common Stock or other securities of the Issuer (including, without limitation, by distributing some or all of such shares or securities to such Reporting Person's members, partners, stockholders or beneficiaries, as applicable). Each Reporting Person's determination to make any such acquisitions or dispositions, in each such case, will depend upon a variety of factors, including, but not limited to, an ongoing evaluation of its investment in such securities, applicable legal and/or contractual restrictions, prevailing market conditions, other investment opportunities, liquidity requirements of such Reporting Person and/or other investment considerations. In addition, in connection with the foregoing, the Reporting Persons may engage in hedging or similar transactions with respect to securities of the Issuer, including but not limited to, swaps and other derivative instruments.

The Reporting Persons (and each H&F Holder-nominated member of the Issuer's board of directors, if any) expect to engage in discussions with directors, officers, members of management and representatives of the Issuer, and may engage in discussions with stockholders, security-holders or other interested parties, from time to time, covering a range of topics concerning their investment and the Issuer, including operational, financial and strategic initiatives. Furthermore, without limitation, the Reporting Persons may also evaluate and discuss other ideas, that if effected, may relate to, or result in, any other matter listed in Items 4(a)-(j) of Schedule 13D.

Other than as described above, each of the Reporting Persons reports that neither it nor, to its knowledge, any of the other persons named in Item 2 of the Schedule 13D, currently has any plan or proposal which relates to, or may result in, any of the matters listed in Items 4(a)-(j) of the Schedule 13D, although the Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

The information set forth in response to this Item 4 is qualified in its entirety by reference to the Underwriting Agreement and Amended Investor Rights Agreement, which are disclosed in Item 6 hereof and are each incorporated by reference into this Item 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Schedule 13D is hereby amended and restated as follows:

The information set forth on lines 11 and 13 of each cover page hereto is incorporated by reference into this Item 5(a).

Pursuant to Rule 13d-3 of the rules and regulations promulgated by the SEC pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Reporting Persons may be deemed to beneficially own an aggregate of 3,887,858 shares of Common Stock, representing approximately 23.5% of the Common Stock outstanding (3,662,858 shares of Common Stock representing approximately 22.2% of the outstanding if the Underwriters (as defined in Item 6 hereof) exercise their Overallotment Option (as defined in Item 6 hereof)). In this regard, after giving effect to the transactions described in Item 6 hereof, the reported securities are directly held or beneficially owned as follows:

HFCP VIII directly holds 2,024,899 shares of Common Stock and may be deemed to beneficially own the 677,590 shares of Common Stock directly held by Polaris Partners.
HFCP Parallel directly holds 908,778 shares of Common Stock.
HFCP VIII Parallel-A directly holds 171,740 shares of Common Stock and may be deemed to beneficially own the 42,801 shares of Common Stock directly held by Music LP.
H&F VIII Executives directly holds 53,118 shares of Common Stock.
H&F VIII Associates directly holds 8,932 shares of Common Stock
Polaris Partners directly holds, and its general partner, Polaris Partners GP, may be deemed to beneficially own 677,590 shares of Common Stock.
Music LP directly holds, and its general partner, Music GP, may be deemed to beneficially own 42,801 shares of Common Stock.
H&F Investors VIII and its general partner, H&F VIII, as an indirect or direct general partner or manager of each of the foregoing, have or share voting and dispositive power, and therefore may be deemed to beneficially own, all of the securities reported in this Amendment No. 3.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Persons that it is the beneficial owner of any of the Common Stock referred to herein for the purposes of Section 13(d) of the Act, or for any other purpose.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) of the Schedule 13D is hereby amended and restated as follows:

The information set forth on lines 7-10 of each cover page hereto and in Item 5(a) hereof is incorporated by reference into this Item 5(b).
Transactions in the class effected during the past sixty days: Except with respect to the transactions described in Item 6 hereof, the Reporting Persons have not effected any transactions related to the Common Stock during the past 60 days.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and restated as follows:

Underwriting Agreement

On November 12, 2025, the Issuer, HFCP VIII, HFCP VIII Parallel, HFCP VIII Parallel-A, H&F VIII Executives, H&F VIII Associates and Polaris Partners (the "H&F Selling Stockholders") entered into an underwriting agreement (the "Underwriting Agreement") with the underwriters named therein (the "Underwriters") and certain other selling stockholders named therein. Pursuant to the Underwriting Agreement, the H&F Selling Stockholders agreed to sell 1,500,000 shares of Common Stock (the "Shares"). The Shares were sold at the $51.50 public offering price per Share, less the underwriting discount of $2.8325 per share. The sale of the Shares pursuant to the Underwriting Agreement closed on November 14, 2025. Pursuant to the Underwriting Agreement, the H&F Selling Stockholders granted the Underwriters an overallotment option (the "Overallotment Option") to purchase up to an additional 225,000 shares of Common Stock.

In connection with the offering described herein, the Issuer, the Issuer's executive officers and directors, the H&F Selling Stockholders and other persons identified therein have agreed with the Underwriters, subject to specified exceptions, not to offer, pledge or sell or otherwise transfer any of the Common Stock or securities convertible into or exchangeable for Common Stock, for a period of 60 days after November 12, 2025 except with the prior written consent of each of Barclays Capital Inc. and Guggenheim Securities, LLC.

References to and descriptions of the Underwriting Agreement and the lock-up agreement set forth in this Item 6 do not purport to be complete and are qualified in their entirety by reference to the full text of such agreement, which has been filed as an exhibit hereto and incorporated by reference herein.

Amended Investor Rights Agreement

Issuer Board of Directors

As previously disclosed, pursuant to the Investor Rights Agreement with the H&F Investors and other parties named therein, effective as of July 12, 2020 and subsequently amended in respect of terms not relevant to the H&F Investors on January 31, 2022 and December 28, 2023 (the "Amended Investor Rights Agreement"), HFCP VIII or another representative designated by the H&F Holder has the right to nominate three directors to the Issuer's board of directors as long as the H&F Investors (or their permitted transferees) beneficially own 50% or greater of such shares of Common Stock beneficially owned by the H&F Investors on the Closing Date (the "H&F Original Ownership"). Thereafter, such nomination rights will decline such that, when the H&F Investors (or their permitted transferees) beneficially own: (i) less than 50% but greater than or equal to 25% of the H&F Original Ownership, the H&F Holder will have the right to nominate two directors; (ii) less than 25% but greater than or equal to 10% of the H&F Original Ownership, the H&F Holder will have the right to nominate one director; and (iii) less than 10% of the H&F Original Ownership, the H&F Holder will no longer have the right to nominate any directors pursuant to the Amended Investor Rights Agreement. Allen Thorpe, an executive of Hellman & Friedman, was nominated by the H&F Investors and currently serves on the Issuer's board of directors.

Registration Rights

Pursuant to the Amended Investor Rights Agreement, the Issuer has agreed to file a shelf registration statement within 45 days following the Closing Date in respect of the equity securities held by certain parties thereto, including the H&F Investors, and will use reasonable best efforts to maintain or, in the event it ceases to be effective, replace such shelf registration statement until such parties have sold all eligible equity securities of the Issuer beneficially owned by such parties as of the Closing Date. Pursuant to the Investor Rights Agreement, certain parties, including the H&F Investors, will be entitled to customary piggyback rights on registered offerings of equity securities of the Issuer and certain other registration rights. In this regard, the H&F Holder will be entitled to initiate unlimited shelf take-downs or, if a shelf registration statement is not then effective, demand registrations, subject to participation rights of certain other parties. References to and descriptions of the Amended Investors Rights Agreement set forth above are not intended to be complete and are qualified in their entirety by reference to the full text of such agreement and related amendments, which are filed as exhibits hereto and incorporated by reference herein.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby amended and restated as follows:

A. Joint Filing Agreement by and among the Reporting Persons, dated as of November 14, 2025.
B. Signature Page, dated November 14, 2025.
C. Investor Rights Agreement, dated as of July 12, 2020, by and among Churchill Capital Corp III, Polaris Investment Holdings, L.P., Churchill Sponsor III LLC, Hellman & Friedman Capital Partners VIII, L.P. (incorporated herein by reference from Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed July 13, 2020).
D. Amendment No. 1 to Investor Rights Agreement, dated as of January 31, 2022, by and between the Issuer and other parties thereto (incorporated herein by reference from Exhibit 10.2 to the Issuer's Current Report on Form 8-K filed January 31, 2022).
E. Amendment No. 2 to Investor Rights Agreement, dated as of December 28, 2023, by and between the Issuer and other parties thereto (incorporated herein by reference from Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed January 4, 2024).
F. Underwriting Agreement, dated as of November 12, 2025, by and among the Issuer, the H&F Selling Stockholders and certain other selling stockholders named therein and the Underwriters, including the form of lock-up agreement

## Signatures
- Hellman & Friedman Capital Partners VIII, L.P.: /s/ Arrie R. Park, Arrie R. Park / Secretary and Vice President, See Exhibit B (11/14/2025)
- Hellman & Friedman Capital Partners VIII (Parallel), L.P.: /s/ Arrie R. Park, Arrie R. Park / Secretary and Vice President, See Exhibit B (11/14/2025)
- HFCP VIII (Parallel - A), L.P.: /s/ Arrie R. Park, Arrie R. Park / Secretary and Vice President, See Exhibit B (11/14/2025)
- H&F Executives VIII, L.P.: /s/ Arrie R. Park, Arrie R. Park / Secretary and Vice President, See Exhibit B (11/14/2025)
- H&F Associates VIII, L.P.: /s/ Arrie R. Park, Arrie R. Park / Secretary and Vice President, See Exhibit B (11/14/2025)
- H&F Polaris Partners, L.P.: /s/ Arrie R. Park, Arrie R. Park / Secretary and Vice President, See Exhibit B (11/14/2025)
- H&F Polaris Partners GP, LLC: /s/ Arrie R. Park, Arrie R. Park / Secretary and Vice President (11/14/2025)
- Music Investments, L.P.: /s/ Arrie R. Park, Arrie R. Park / Secretary and Vice President, See Exhibit B (11/14/2025)
- Music Investments GP, LLC: /s/ Arrie R. Park, Arrie R. Park / Secretary and Vice President (11/14/2025)
- Hellman & Friedman Investors VIII, L.P.: /s/ Arrie R. Park, Arrie R. Park / Secretary and Vice President, See Exhibit B (11/14/2025)
- H&F Corporate Investors VIII, Ltd.: /s/ Arrie R. Park, Arrie R. Park / Secretary and Vice President (11/14/2025)